Exhibit 99.1

FOR RELEASE

Unitil Reports 2026 First Quarter Earnings

Hampton, N.H., MAY 4, 2026 -- Unitil Corporation (NYSE: UTL) (unitil.com) today announced Net Income of $33.2 million, or $1.85 in Earnings Per Share (EPS) for the first quarter of 2026, an increase of $5.7 million in Net Income, or $0.16 in EPS, compared to the first quarter of 2025. The Company's Adjusted Net Income (a non-GAAP financial measure1), which excluded transaction-related costs in connection with the acquisitions of Bangor Natural Gas Company (Bangor), Maine Natural Gas Company (Maine Natural) and Aquarion Water Company of Massachusetts, Inc., Aquarion Water Company of New Hampshire, Inc., and Abenaki Water Co., Inc. (the Aquarion Companies), was $33.8 million, or $1.88 in EPS, for the first quarter of 2026, an increase of $5.4 million, or $0.14 in EPS, compared to the first quarter of 2025.

“This quarter’s strong results reflect our company-wide focus on operational excellence and strategic execution” said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “Our disciplined approach to investing in system reliability and growth, and our demonstrated ability to seamlessly integrate strategic acquisitions enables us to generate sustainable value for our customers and investors.”

Electric GAAP Gross Margin was $21.3 million in the three months ended March 31, 2026, an increase of $1.7 million compared to the same period in 2025. The increase was driven by higher rates of $2.8 million, partially offset by higher depreciation and amortization expense of $0.4 million and a one-time reduction of Federal Energy Regulatory Commission (FERC) transmission revenue of $0.7 million.

Electric Adjusted Gross Margin (a non-GAAP financial measure1) was $29.6 million in the first quarter of 2026, an increase of $2.1 million, compared to the same period in 2025. The increase reflects higher rates of $2.8 million partially offset by a one-time reduction of FERC transmission revenue of $0.7 million.

Gas GAAP Gross Margin was $67.1 million in the three months ended March 31, 2026, an increase of $10.0 million compared to the same period in 2025. The increase was driven by higher rates and customer growth of $10.3 million, the favorable effects of colder winter weather in 2026 of $0.9 million, partially offset by higher depreciation and amortization of $1.2 million. Included in gas operating revenue, cost of gas sales and

1 The accompanying Supplemental Information more fully describes the non-GAAP financial measures used in this press release and includes a reconciliation of the non-GAAP financial measures to the financial measures that the Company’s management believes are the most comparable GAAP financial measures. The Supplemental Information also includes a discussion of the changes in the most comparable GAAP financial measures for the periods presented.

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Hampton, NH 03842

T 603.772.0775

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depreciation and amortization for the three months ended March 31, 2026 was $18.3 million, $12.3 million and $0.7 million, respectively, related to Maine Natural.

Gas Adjusted Gross Margin (a non-GAAP financial measure1) was $82.1 million in the first quarter of 2026, an increase of $11.2 million compared to the same period in 2025, driven by higher rates and customer growth of $10.3 million and the favorable effects of colder winter weather in 2026 of $0.9 million. Included in the Gas Adjusted Gross Margin for the three months ended March 31, 2026 was $6.0 million related to Maine Natural.

Operation and Maintenance (O&M) expenses increased $0.8 million in the three months ended March 31, 2026, compared to the same period in 2025. The increase reflects higher utility operating costs of $1.1 million, partially offset by lower acquisition costs of $0.3 million. Included in O&M expense for the three months ended March 31, 2026 was $1.3 million related to Maine Natural. Excluding O&M expenses for Maine Natural and transaction costs, O&M expenses for legacy operations would have decreased by $0.2 million for the three months ended March 31, 2026.

Depreciation and Amortization expense increased $1.6 million in the three months ended March 31, 2026, compared to the same period in 2025. The increase reflects higher levels of utility plant in service, partially offset by lower amortization of other deferred costs. Included in Depreciation and Amortization for the three months ended March 31, 2026 was $0.7 million related to Maine Natural.

Taxes Other Than Income Taxes increased $1.2 million in the three months ended March 31, 2026, compared to the same period in 2025. The increase reflects higher local property taxes on higher utility plant in service and higher payroll taxes. Included in Taxes Other Than Income Taxes for the three months ended March 31, 2026 was $0.4 million related to Maine Natural.

Other Expense (Income), Net decreased $0.1 million in the three months ended March 31, 2026, compared to the same period in 2025, primarily from lower retirement benefit costs.

Interest Expense, Net increased $1.7 million in the three months ended March 31, 2026, compared to the same period in 2025, primarily reflecting higher levels of short-term borrowings and long-term debt, partially offset by lower interest expense on regulatory liabilities.

Provision for Income Taxes increased $2.4 million in the three months ended March 31, 2026, compared with the same period in 2025.

At its January 2026 and April 2026 meetings, the Unitil Corporation Board of Directors declared quarterly dividends on the Company’s common stock of $0.475 per share. These quarterly dividends result in a current

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

effective annualized dividend rate of $1.90 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss first quarter 2026 results on Tuesday, May 5, 2026, at 2:00 p.m. Eastern Time. This call is being webcast. This call, financial and other statistical information contained in the Company’s presentation on this call, and information required by Regulation G regarding non-GAAP financial measures can be accessed in the Investor Relations section of Unitil’s website, unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering electricity and natural gas in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Unitil’s operating utilities serve approximately 110,100 electric customers and 105,000 natural gas customers. For more information about our people, technologies, and community involvement please visit unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: hazards and operating risks relating to the Company’s electric and natural gas distribution activities; fluctuations in the supply of, the demand for, and the prices of, energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy commodity costs in its rates; catastrophic events; cyber-attacks, acts of terrorism, acts of war, severe weather, a solar event, an electromagnetic event, a natural disaster, the age and condition of information technology assets, human error, or other factors could disrupt the Company’s operations; outsourcing of services to third parties could expose the Company to substandard quality of service delivery or substandard deliverables; unforeseen or changing circumstances, which could adversely affect the reduction of company-wide direct greenhouse gas emissions; Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); general economic conditions; the Company’s ability to obtain debt or equity financing on acceptable terms; increases in interest rates; the Company's payment of dividends in the future; declines in capital market valuations; the Company's ability to consummate acquisitions or other strategic transactions; impairment of the Company's assets; restrictive covenants contained in the terms of the Company’s and its subsidiaries’ indebtedness; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; variations in weather; long-term global climate change; macroeconomic events, including the imposition of tariffs; employee workforce factors, including the ability to attract and retain key personnel; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other presently unknown or unforeseen factors. Other risks are detailed in Unitil's filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements except as required by law.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

For more information please contact:

Christopher Goulding – Investor Relations	Amanda Vicinanzo – External Affairs
Phone: 603-773-6466	Phone: 603-691-7784
Email: gouldingc@unitil.com	Email: vicinanzoa@unitil.com

Supplemental Information; Non-GAAP Financial Measures

The Company's earnings discussion includes Adjusted Net Income, a non-GAAP financial measure referencing the Company’s 2026 GAAP Net Income adjusted for certain transaction costs related to the Company's acquisitions of Bangor, Maine Natural and the Aquarion Companies. The Company's management believes that the transaction costs related to the acquisitions of Bangor, Maine Natural and the Aquarion Companies, which are included in Operation and Maintenance expense on the Consolidated Statements of Earnings, are not indicative of the Company's ongoing costs and not directly related to the ongoing operations of the business and therefore are not an indicator of baseline operating performance.

In the following tables the Company has reconciled Adjusted Net Income to GAAP Net Income, which we believe to be the most comparable GAAP financial measure.

Three Months Ended March 31, 2026 (millions, except per share data)
	Amount	Per Share
GAAP Net Income	$33.2	$1.85
Transaction Costs	0.6	$0.03
Adjusted Net Income	$33.8	$1.88

Three Months Ended March 31, 2025 (millions, except per share data)
	Amount	Per Share
GAAP Net Income	$27.5	$1.69
Transaction Costs	0.9	$0.05
Adjusted Net Income	$28.4	$1.74

The Company analyzes operating results using Electric and Gas Adjusted Gross Margins, which are non-GAAP financial measures. Electric Adjusted Gross Margin is calculated as Total Electric Operating Revenue less Cost of Electric Sales. Gas Adjusted Gross Margin is calculated as Total Gas Operating Revenues less Cost of Gas Sales. The Company’s management believes Electric and Gas Adjusted Gross Margins provide useful information to investors regarding profitability. Also, the Company’s management believes Electric and Gas Adjusted Gross Margins are important financial measures to analyze revenue from the Company’s ongoing operations because the approved cost of electric and gas sales are tracked, reconciled and passed through directly to customers in electric and gas tariff rates, resulting in an equal and offsetting amount reflected in Total Electric and Gas Operating Revenue.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

In the following tables the Company has reconciled Electric and Gas Adjusted Gross Margin to GAAP Gross Margin, which we believe to be the most comparable GAAP financial measure. GAAP Gross Margin is calculated as Revenue less Cost of Sales and Depreciation and Amortization. The Company calculates Electric and Gas Adjusted Gross Margin as Revenue less Cost of Sales. The Company believes excluding Depreciation and Amortization, which are period costs and not related to volumetric sales, is a meaningful measure to inform investors of the Company’s profitability from electric and gas sales in the period.

Three Months Ended March 31, 2026 (millions)
	Electric	Gas	Total
Total Operating Revenue	$65.5	$151.4	$216.9
Less: Cost of Sales	(35.9)	(69.3)	(105.2)
Less: Depreciation and Amortization	(8.3)	(15.0)	(23.3)
GAAP Gross Margin	21.3	67.1	88.4
Depreciation and Amortization	8.3	15.0	23.3
Adjusted Gross Margin	$29.6	$82.1	$111.7

Three Months Ended March 31, 2025 (millions)
	Electric	Gas	Total
Total Operating Revenue	$60.2	$110.6	$170.8
Less: Cost of Sales	(32.7)	(39.7)	(72.4)
Less: Depreciation and Amortization	(7.9)	(13.8)	(21.7)
GAAP Gross Margin	19.6	57.1	76.7
Depreciation and Amortization	7.9	13.8	21.7
Adjusted Gross Margin	$27.5	$70.9	$98.4

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Hampton, NH 03842

T 603.772.0775

unitil.com

Selected financial data for 2026 and 2025 is presented in the following table:

Unitil Corporation - Condensed Consolidated Financial Data
(Millions, except Per Share data) (Unaudited)

	Three Months Ended March 31,
	2026	2025	Change
Electric kWh Sales:
Residential	204.0	199.8	2.1%
Commercial/Industrial	220.4	238.4	-7.6%
Total Electric kWh Sales	424.4	438.2	-3.1%
Gas Therm Sales:
Residential	32.5	28.3	14.8%
Commercial/Industrial	95.8	84.8	13.0%
Total Gas Therm Sales	128.3	113.1	13.4%

Electric Revenues	$65.5	$60.2	$5.3
Cost of Electric Sales	35.9	32.7	3.2
Electric Adjusted Gross Margin
(a non-GAAP financial measure1):	29.6	27.5	2.1
Gas Revenues	151.4	110.6	40.8
Cost of Gas Sales	69.3	39.7	29.6
Gas Adjusted Gross Margin
(a non-GAAP financial measure1):	82.1	70.9	11.2
Total Adjusted Gross Margin:
(a non-GAAP financial measure1):	111.7	98.4	13.3
Operation & Maintenance Expenses	23.4	22.6	0.8
Depreciation & Amortization	23.3	21.7	1.6
Taxes Other Than Income Taxes	9.1	7.9	1.2
Other Expense (Income), Net	—	0.1	(0.1)
Interest Expense, Net	10.8	9.1	1.7
Income Before Income Taxes	45.1	37.0	8.1
Provision for Income Taxes	11.9	9.5	2.4
Net Income	$33.2	$27.5	$5.7
Earnings Per Share	$1.85	$1.69	$0.16

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com